DEED OF CANCELLATION

This **DEED OF CANCELLATION** made on this 24 day of May 2013 between

a) NewLead Holdings Ltd., a corporation established under the Laws of Bermuda with a registered office at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and a Greek office at 83, Akti Miaouli & Flessa Street, Piraeus, Greece (hereinafter referred to as the **BUYER**),

AND

b) N.M. Kandilis S.A., a Greek Societe Anonyme company established under Greek Laws with a registered office at 5th Km of Kozanis- Larisas, Greece (hereinafter referred to as the **SELLER**).

(jointly the Parties and each a Party)

The Buyer and Seller shall also mean and include their heirs, successors, legal representatives and assigns.

WHEREAS

1. The Parties have entered into a Nickel Purchase Agreement dated January 4, 2013 (hereinafter the "Purchase Agreement"), whereby the Seller agreed to sell and the Buyer agreed to purchase a quantity of 3,750 grams of nickel wire (hereinafter the "Commodity") for the consideration of 258,536,585 newly issued common shares of the Buyer publicly trading on the Nasdaq Global Select Market at a price of USD$0.82per share.

2. Pursuant to terms and conditions of a Lock Up Agreement and a Subscription Agreement with each of Mr. Vasileios Telikostoglou and Essential Holding Ltd., all dated January 4, 2013,

forming an integral part of the Purchase Agreement (collectively with the Purchase Agreement the "Transaction Documents"), the Buyer was to issue the aggregate number of 258,536,585 common shares (hereinafter the "Purchase Shares") in exchange for the Commodity, which were to vest upon satisfaction of certain performance criteria described in the Transaction Documents.

3. As per the instructions of the Seller, the Buyer issued the Purchase Shares in the name and to the order of Mr. Vasileios Telikostoglou and to Essential Holding Ltd., a Marshall Islands Company, 244,905,152 and 13,631,433, respectively.

4. The Purchase Agreement governing the sale of the Commodity contains certain customary representations, warranties and covenants by the Seller, including, among others, that (i) Seller is the legal and beneficial owner of the Commodity; (ii) Seller has good, valid and marketable title to the Commodity; (iii) Seller has good, certificate of origin of the Commodity; (iv) the Commodity is free and clear of all Encumbrances (as defined in the Purchase Agreement); and (v) Seller undertakes from time to time to execute, sign, perfect, do and (if required) register every such further assurance, document, act or thing as in the opinion of Buyer may be necessary or desirable for the perfection of Buyer's title in the Commodity and the issuance and delivery of the Purchase Shares in accordance with the terms of the Purchase Agreement.

5. However, due to unforeseen circumstances, the Parties now mutually agree to terminate their respective rights and obligations under each of the Transaction Documents, including an Option Agreement dated January 4, 2013, by terminating the Purchase Agreement, and that all other Transaction Documents shall be terminated, and the transactions thereunder rescinded, and to refund the Purchase Shares and have all other accounts between the Parties settled and adjusted (the "Cancellation").

6. In accordance with the Cancellation, the Buyer shall return the Commodity to the Seller, including any documents of title which are in the possession of Buyer and which relate to the Commodity, the Seller shall return and refund the Purchase Shares to the Buyer, as provided herein, and the Option Agreement shall be terminated and of no further force or effect.

NOW, IT IS THEREFORE AGREED AS FOLLOWS:

1. In consideration of the aforesaid the Parties hereto do hereby mutually agree and declare that the Purchase Agreement and the Option Agreement be cancelled and shall be of no further force and effect.

2. All rights, title, and interest in the Commodity are hereby fully reverted to and vested in the Seller and the Purchase Shares are hereby returned to the Buyer, such that the Parties are placed in the same position in which they were before the execution of the Transaction Documents.

3. The Parties hereby mutually agree and covenant to each other that neither of them have done, executed or performed any act, deed or thing or suffered anything to the contrary whereby any of them are or will be hindered or prevented from effecting the Cancellation.

4. Upon execution hereof the Parties have no liability and/ or responsibility to each other, waive and release and discharge each other from any obligations, claims and/or demands now or in the future for any losses, damages and/or expenses incurred as a consequence thereof, except in the case of Seller to take all actions necessary to return the Purchase Shares for cancellation.

5. Effective upon the return of the Purchase Shares for cancellation, the Seller waives, releases and discharges all rights and claims against Buyer under the Transaction Documents, and Buyer waives, releases and discharges all rights against Seller under the Transaction Documents and all right, title and interest in the Commodity.

6. The Parties will do all things and execute all documents as may, at any time after the date of this Deed of Cancellation, be reasonably requested and may reasonably be necessary to give effect to this Deed of Cancellation.

(Signature Page follows)

In witness whereof the Parties have signed on the day, month and year first above written.

For the Seller)
By Mr. Vasileios Telikostoglou)
Authorised Signatory)
of) ΚΑΝΔΥΛΗΣ Μ. ΝΙΚΟΛΑΟΣ
ΚΕΡΑΜΟΠΛΙΝΘΟΠΟΙΙΑ ΚΟΖΑΝΗΣ Α.Ε
N.M. Kandilis S.A.) 5ο ΧΛΜ. ΚΟΖΑΝΗΣ - ΛΑΡΙΣΑΣ
ΤΗΛ. 26410 35225
ΑΦΜ: 094029668 ΔΟΥ: ΚΟΖΑΝΗΣ

Witnessed by:
Name: Barbara Boikou
Title: Executive Assistant

For the Buyer)
By Mr. Michail S. Zolotas)
CEO/ Director)
Of)
NewLead Holdings Ltd.)

NewLead Holdings Ltd
Hamilton, Bermuda

Witnessed by:
Name: Barbara Boikou
Title: Executive Assistant